UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2018

First Priority Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	333-183118	20-8420347
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 West Liberty Boulevard, Suite 104 Malvern, Pennsylvania		19355
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (610) 280-7100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

First Priority Financial Corp./Mid Penn Bancorp, Inc. Merger

As previously announced, on January 16, 2018, First Priority Financial Corp. (“First Priority”) and Mid Penn Bancorp, Inc. (“Mid Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Priority will merge with and into Mid Penn, with Mid Penn as the surviving corporation (the “Merger”). As a result of the Merger, the separate corporate existence of First Priority will cease and Mid Penn will continue as the surviving corporation in the Merger.

On May 31, 2018, Mid Penn and First Priority filed with the Securities and Exchange Commission (the “SEC”) a Joint Proxy Statement/Prospectus on Form S-4 (SEC File No. 333- 225304) that was declared effective by the SEC on June 19, 2018 (the “Joint Proxy Statement/Prospectus”) in connection with the proposed Merger. The Joint Proxy Statement/Prospectus was first mailed to the shareholders of First Priority on or about June 20, 2018.

On July 13, 2018, counsel for First Priority and Mid Penn received notification that a complaint was filed in the Court of Common Pleas of Chester County, Pennsylvania, against members of the board of directors of First Priority, First Priority, and Mid Penn. The lawsuit, which is captioned Parshall v. Sparks, et al., Case No. 2018-07025-MJ, alleges claims brought directly by one First Priority shareholder, Paul Parshall, but purports to state class claims on behalf of all First Priority shareholders. The lawsuit is based on allegations that the First Priority directors breached their fiduciary duty through material misstatements and/or omissions in the Joint Proxy Statement/Prospectus distributed to shareholders of First Priority and Mid Penn in connection with the Merger. The lawsuit further alleges that the Merger consideration is inadequate. Mid Penn is alleged to have aided and abetted the First Priority directors’ alleged breaches of their fiduciary duties. The lawsuit seeks, among other remedies, to enjoin the Merger or, in the event the Merger is completed, rescission of the Merger or rescissory damages; unspecified damages; and costs of the lawsuit, including attorneys’ and experts’ fees.

Mid Penn and First Priority vigorously deny any wrongdoing or liability with respect to all claims asserted in the lawsuit, and intend to defend the action vigorously.

As of the time of this filing, the special meetings of shareholders of First Priority and Mid Penn scheduled for July 24, 2018 and July 25, 2018 will be held as scheduled and set forth in the Joint Proxy Statement/Prospectus.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and First Priority, information about the combined company’s objectives, plans and expectations, whether and when the Merger will be completed or other effects of the proposed Merger on Mid Penn and First Priority. These statements may include statements for the period after the completion of the Merger. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor First Priority undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements. All subsequent written and oral forward-looking statements concerning the Merger or the combined company or other matters addressed in the Joint Proxy Statement/Prospectus and attributable to First Priority or Mid Penn or any person acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Mid Penn and First Priority filed a Joint Proxy Statement/Prospectus with the SEC. The Joint Proxy Statement/Prospectus was mailed to First Priority’s shareholders on or about June 20, 2018. SHAREHOLDERS OF FIRST PRIORITY AND MID PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Mid Penn, First Priority, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Mid Penn and First Priority in connection with the proposed Merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the Joint Proxy Statement/Prospectus relating to the Merger. Information concerning Mid Penn’s directors and executive officers, including their ownership of Mid Penn common stock, is set forth in its proxy statement previously filed with the SEC on March 13, 2018. Information concerning First Priority’s directors and executive officers, including their ownership of First Priority common stock, is set forth in its annual report on Form 10-K previously filed with the SEC on March 23, 2018. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. You may obtain copies of all documents filed with the SEC regarding the proposed Merger, free of charge, at the SEC’s website (www.sec.gov), by accessing First Priority’s website at www.fpbk.com or by calling First Priority at (610) 280-7100 or by accessing Mid Penn’s website at www.midpennbank.com or by calling Mid Penn at (717) 692-2133.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PRIORITY FINANCIAL CORP.

Dated: July 19, 2018	By:	/s/ David E. Sparks
David E. Sparks
Chairman and Chief Executive Officer

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